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17018355

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ANNUAL AUDITED REPORT FORM X-17A-5 / A PART III

SEC FILE NUMBER
8-68692

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/1/15 (MM/DD/YY) AND ENDING 9/30/16 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: AltaCorp Capital (USA) Inc

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

(No. and Street)

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG, LLP

(Name – *if individual, state last, first, middle name*)

(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
NOV 24 2017
DIVISION OF TRADING & MARKETS

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.


ALTACORP
CAPITAL USA

November 8, 2016

SEC Headquarters
100F Street, NE
Washington, DC
20549

Re: Exemption Report under 17a-5(d)(4)

To Whom It May Concern,

As per required by Rule 17a-5(d)(4), AltaCorp Capital (USA) Inc. ("the Company") is filing this exemption report containing the following statements made to the best knowledge and belief of the Company:

(i) The Company is claiming an exemption under SEC Rule 15c3-3(k)(2)(ii).
(ii) The Company met the above identified exemption provision throughout the year and at year end without exception.

If you require further information, please contact the undersigned.

Yours Truly,

Nancy Peck CPA,CGA
Chief Financial Officer
403-539-8602